Exhibit 99.1

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

12 November 2003

Notification has been received today that as at the close of business on 7 November 2003, UBS Investment Bank, acting through its business group UBS Investment Bank, had an interest in 31,020,443 A shares representing 10.03% of the issued A share capital of the Company.

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Contact for queries: Tim Rayner      01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.